Exhibit 99

News

RiT TECHNOLOGIES INITIATES COST-CUTTING STEPS
TO ACCELERATE RETURN TO PROFITABILITY

Tel Aviv, Israel – November 12, 2009 – RiT Technologies (NASDAQ: RITT), today announced that it has recently laid off approximately 15% of the Company’s employees as part of the cost-cutting steps, aimed at accelerating its return to profitability.

The layoffs were dictated by the Company’s revenues of the past three quarters, which were significantly lower than expected due both to delays in the timing of substantial orders and the ongoing slowdown of its target markets. With the goal of preserving cash and ensuring operating flexibility, the Company’s Board and Management decided that it was necessary to align expenses with current business levels, and therefore initiated the cost-cutting steps.

Avi Kovarsky, RiT’s President and CEO, commented, “While we believe strongly in our ability to close the significant deals we have in our sales pipeline and our strategies for achieving immediate and long-term goals, we see clearly the need to reduce our cost structure. The layoff of approximately 15% of our manpower has been a very painful but necessary step that will make a positive impact on our results beginning in the first quarter of 2010. Our work plan for the quarters ahead includes the continuation of the focus on our sales channels, including intensified sales activities focused on high-potential markets. We believe the success of these efforts, combined with the right products and a streamlined cost structure, will enable us to report improved results in the future.”

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.